Exhibit 99.1

THE9 LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Six month ended June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Revenues:
Cryptocurrency mining revenue	—	125,203,527	19,391,557
Other revenues	465,726	572,593	88,683

Sales taxes	—	—	—

Total net revenues	465,726	125,776,120	19,480,240
Cost of cryptocurrency mining	—	(67,872,345)	(10,512,088)
Other cost of revenues	(468,288)	(1,290,697)	(199,903)
Total cost	(468,288)	(69,163,042)	(10,711,991)

Gross (loss) profit	(2,562)	56,613,078	8,768,249

Operating (expenses) income:
Product development	(892,739)	(1,038,369)	(160,823)
Sales and marketing	(297,853)	(326,944)	(50,637)
General and administrative	(57,359,337)	(102,755,950)	(15,914,870)
Impairment of cryptocurrencies	—	(46,463,746)	(7,196,318)
Gain on disposal of subsidiaries	391,848,588	—	—
Total operating income(expense)	333,298,659	(150,585,009)	(23,322,648)
Other operating income, net	27,358	—	—
Income (loss) from operations	333,323,455	(93,971,931)	(14,554,399)

Impairment on other investments	(10,000,000)	(5,252,122)	(813,450)
Interest expense, net	(3,820,725)	(44,315,944)	(6,863,666)
Loss from change in fair value of warrants liability	(123,056)	—	—
Gain from change in fair value of convertible feature derivative liability	—	9,602,981	1,487,312
Gain on disposal of subsidiaries	—	9,465,518	1,466,022
Gain on disposal of other investments	2,818,643	—	—
Other (expenses) income, net	(11,863,492)	1,371,354	212,396
Foreign transaction exchange loss	—	(5,633,501)	(872,518)
Income (loss) before income tax expense and share of loss in equity method investments	310,334,825	(128,733,645)	(19,938,303)
Income tax	(7,165,097)	—	—
Gain on extinguishment of convertible notes	56,755,902	—	—
Net income (loss)	359,925,630	(128,733,645)	(19,938,303)

Net loss attributable to noncontrolling interest	(2,032,463)	(2,960,947)	(458,592)
Net loss attributable to redeemable noncontrolling interest	(738,246)	—	—
Net income (loss) attributable to The9 Limited	362,696,339	(125,772,698)	(19,479,711)
Change in redemption value of redeemable noncontrolling interest	(738,246)	—	—
Net income (loss) attributable to shareholders of ordinary shares	361,958,093	(125,772,698)	(19,479,711)

Other comprehensive (loss) income, net of tax:
Currency translation adjustments	(1,259,760)	5,222,329	808,836
Total comprehensive income (loss)	358,665,870	(123,511,316)	(19,129,467)

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (Continued)

	Six month ended June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Comprehensive (loss) income attributable to:
Noncontrolling interest	(2,295,550)	(2,960,947)	(458,592)
Redeemable noncontrolling interest	(738,246)	—	—
The9 Limited	361,699,666	(120,550,369)	(18,670,875)

Net income attributable to shareholders of ordinary shares per share:
- Basic and diluted	3.12	(0.37)	(0.06)

Weighted average number of shares outstanding:
- Basic and diluted	115,876,017	337,171,164	337,171,164

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE9 LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND JUNE 30, 2021

	As of	As of	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	31,696,237	839,202,936	129,975,984
Accounts receivable, net of allowance for doubtful accounts	2,981	2,981	462
Advances to suppliers	27,725	271,757	42,090
Prepayments and other current assets, net of allowance for doubtful accounts	9,855,467	166,786,285	25,831,906
Amounts due from related parties	732,705	1,467,467	227,281
Intangible assets - cryptocurrencies	—	86,868,689	13,454,247
Total current assets	42,315,115	1,094,600,115	169,531,970

Investments	—	34,992,069	5,419,581
Property, equipment and software, net	977,102	174,133,025	26,969,771
Operating lease right-of-use assets	5,149,090	3,830,932	593,336
TOTAL ASSETS	48,441,307	1,307,556,141	202,514,658

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	35,597,417	1,047,410	162,224
Other taxes payable	1,293,423	1,336,370	206,977
Advances from customers	38,011,992	15,530,868	2,405,425
Amounts due to related parties	30,258,237	20,461,405	3,169,068
Refund of game points	169,998,682	169,998,682	26,329,443
Warrants payable	1,854,957	—	—
Convertible notes, net of debt discount	—	63,042,155	9,763,987
Interest payable	—	3,030,550	469,372
Conversion feature derivative liability	—	104,469,508	16,180,266
Accrued expenses and other current liabilities	83,570,873	66,706,466	10,331,516
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	3,787,210	4,483,227	694,363
Total current liabilities	364,372,791	450,106,641	69,712,641
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	2,464,495	—	—
TOTAL LIABILITIES	366,837,286	450,106,641	69,712,641

Commitments and contingencies (Note 18)

Redeemable noncontrolling interest	349,046,548	—	—

SHAREHOLDERS' EQUITY (DEFICIT):
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 247,090,351 and 566,989,331 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	17,197,060	38,067,348	5,895,882
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 12,942,011 and 13,607,334 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	900,741	943,789	146,174
Additional paid-in capital	2,695,763,016	3,951,436,103	611,999,520
Statutory reserves	7,326,560	7,326,560	1,134,740
Accumulated other comprehensive loss	(16,678,203)	(11,455,874)	(1,774,289)
Accumulated deficit	(2,992,227,421)	(3,118,000,119)	(482,916,724)
The9 Limited shareholders' equity (deficit)	(287,718,247)	868,317,807	134,485,303
Noncontrolling interest	(379,724,280)	(10,868,307)	(1,683,286)

Total shareholders' equity (deficit)	(667,442,527)	857,449,500	132,802,017

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	48,441,307	1,307,556,141	202,514,658

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020

			Additional		Accumulated other		Equity (deficit)		Total
			paid-in	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	shareholders'
	Ordinary shares		capital	reserves	income (loss)	deficit	The9 Limited	interest	equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	112,929,702	7,969,808	2,539,552,478	28,071,982	(3,777,952)	(3,410,856,231)	(839,039,915)	(392,881,777)	(1,231,921,692)
Net income (loss)	—	—	—	—	—	362,696,339	362,696,339	(2,032,463)	360,663,876
Currency translation adjustments	—	—	—	—	(996,673)	—	(996,673)	(263,087)	(1,259,760)
Accretion in redemption value of redeemable noncontrolling interest	—	—	(738,246)	—	—	—	(738,246)	—	(738,246)
Issuance of ordinary shares	34,110,000	2,416,878	54,235,021	—	—	—	56,651,899	—	56,651,899
Share-based compensation	15,750,000	1,114,172	33,312,745	—	—	—	34,426,917	—	34,426,917
Equity on conversion option of convertible notes	—	—	106,026	—	—	—	106,026	—	106,026
Reversal of statutory reserves due to disposal of subsidiaries	—	—	—	(20,745,422)	—	20,745,422	—	—	—
Balance as of June 30, 2020	162,789,702	11,500,858	2,626,468,024	7,326,560	(4,774,625)	(3,027,414,470)	(386,893,653)	(395,177,327)	(782,070,980)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (Continued)

			Additional		Accumulated other		Equity (deficit)		Total
			paid-in	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	Shareholders'
	Ordinary shares		capital	reserves	loss	deficit	The9 Limited	interest	equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	260,032,362	18,097,801	2,695,763,016	7,326,560	(16,678,203)	(2,992,227,421)	(287,718,247)	(379,724,280)	(667,442,527)
Net loss	—	—	—	—	—	(125,772,698)	(125,772,698)	(2,960,947)	(128,733,645)
Currency translation adjustments	—	—	—	—	5,222,329	—	5,222,329	—	5,222,329
Issuance of ordinary shares	187,294,698	12,250,441	1,313,589,908	—	—	—	1,325,840,349	—	1,325,840,349
Share-based compensation	34,420,645	2,216,794	53,195,673	—	—	—	55,412,467	—	55,412,467
Disposal of Red5	—	—	28,308,324	—	—	—	28,308,324	371,816,920	400,125,244
Issuance of convertible notes	14,777,050	957,128	(135,786,801)	—	—	—	(134,829,673)	—	(134,829,673)
Exercise of warrants	84,071,910	5,488,973	(3,634,017)	—	—	—	1,854,956	—	1,854,956
Balance as of June 30, 2021	580,596,665	39,011,137	3,951,436,103	7,326,560	(11,455,874)	(3,118,000,119)	868,317,807	(10,868,307)	857,449,500
Balance as of June 30, 2021 (US$ except share data, Note 3)	580,596,665	6,042,056	611,999,520	1,134,740	(1,774,289)	(482,916,724)	134,485,303	(1,683,286)	132,802,017

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

	Six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Cash flows from operating activities:	359,925,630	(128,733,645)	(19,938,303)
Net income (loss)
Adjustments for:
(Gain) Loss on disposal of property, equipment and software	(7,188)	212,613	32,930
(Gain) Loss on disposal of subsidiaries	(391,848,588)	(9,465,518)	(1,466,022)
Impairment of cryptocurrencies	—	46,463,746	7,196,318
Gain on disposal of other investments	(2,818,643)	—	—
Share-based compensation expenses	34,426,917	58,204,300	9,014,698
Impairment on other investments	10,000,000	5,252,122	813,450
Consulting fee paid by issuance of shares	3,077,958	—	—
Depreciation and amortization of property, equipment and software	259,254	16,158,041	2,502,562
Gain on extinguishment of convertible notes	(56,755,902)	—	—
Foreign currency exchange loss	12,382,752	5,633,501	872,518
Exercise of warrants	—	(1,854,956)	(287,296)
Gain from change in fair value of conversion feature derivative liability	—	(9,602,981)	(1,487,312)
Loss from change in fair value of warrant liability	123,056	—	—
Amortization of debt discount and interest on convertible notes	2,923,316	44,894,804	6,953,320
Non-cash lease expense	208,876	449,083	69,554
Changes in operating assets and liabilities:
Change in accounts receivable	(422,527)	—	—
Change in advances to suppliers	798,137	(244,033)	(37,796)
Change in prepayments and other current assets	(5,581,257)	(157,127,663)	(24,335,976)
Change in intangible assets - cryptocurrencies	—	(123,317,423)	(19,099,437)
Change in right-of-use assets	2,176,505	1,318,158	204,157
Change in accounts payable	411,016	(48,210)	(7,467)
Change in amounts due to related parties	(186,034)	265,240	41,080
Change in other taxes payable	(581,412)	42,809	6,630
Change in advances from customers	206,165	(279,292)	(43,256)
Change in interest payable	948,509	3,030,550	469,372
Change in accrued expenses and other current liabilities	(29,559,749)	(13,192,213)	(2,043,213)
Change in lease liabilities	(2,305,943)	(2,013,265)	(311,815)
Net cash used in operating activities	(62,199,152)	(263,954,232)	(40,881,304)
Cash flows from investing activities
Loan to an equity method investment	—	(1,000,000)	(154,880)
Proceeds from disposal of property, equipment and software	43,000	155,000	24,006
Proceeds from disposal of assets and liabilities classified as held-for-sale	443,939,997	—	—
Purchase of property, equipment and software	—	(43,296,683)	(6,705,802)
Purchase of Intangible assets	—	(9,868,419)	(1,528,423)
Purchase of other investment	—	(40,244,191)	(6,233,033)
Net cash provided by (used in) investing activities	443,982,997	(94,254,293)	(14,598,132)
Cash flows from financing activities:
Proceeds from the issuance of convertible notes	3,358,369	161,588,128	25,026,814
Proceeds from issuance of ordinary shares	—	1,018,212,019	157,700,960
Issuance fee	—	(2,350,488)	(364,044)
Repayment of loans from a related party	(19,013,935)	(9,796,833)	(1,517,336)
Repayments of convertible notes and interest- free loan	(315,873,493)	—	—
Net cash (used in) provided by financing activities	(331,529,059)	1,167,652,826	180,846,394
Effect of foreign exchange rate changes on cash and cash equivalents	(2,425,072)	(1,937,602)	(300,096)
Net change in cash and cash equivalents	47,829,714	807,506,699	125,066,862
Cash and cash equivalents, beginning of period	10,113,141	31,696,237	4,909,122
Cash and cash equivalents, end of period	57,942,855	839,202,936	129,975,984
Non-cash investing and financing activities
Conversion of warrant payable	—	1,854,956	287,296
Debt discounted on convertible notes	—	99,109,344	15,350,083
Share issued for purchase of Bitcoin mining machine	—	146,494,380	22,689,090
Right of use assets obtained in exchange of lease obligations	—	244,786	37,913

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE9 LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (“the Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or ”VIEs”), collectively referred to as the “Group”.

The Group had been operating an online game business before the Group’s listing until this year, the Group has turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR. The Company’s principal subsidiaries and VIEs are as follows as of June 30, 2021:

	Date of	Place of	Legal
Name of Entity	Registration	Registration	Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kong”)	January‑2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October‑2003	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March‑2007	People’s Republic of China (“PRC”)	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November‑2007	Hong Kong	100%
Asian Development Ltd. (“Asian Development”)	January‑2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November‑2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January‑2008	Hong Kong	100%
The9 Interactive, Inc. (“The9 Interactive”)	June‑2010	USA	100%
Shanghai Jiu Gang Electronic technology Ltd. (“Jiu Gang”)	December‑2014	PRC	100%
City Channel Ltd. (“City Channel”)	June‑2006	Hong Kong	100%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April‑2010	Singapore	100%
Ninebit Inc. (“Ninebit”)	January -2018	Cayman Islands	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December‑2018	Malta	90%
BET 111 Ltd. (“Bet 111”)	Jan -2019	Malta	90%
Coin Exchange Ltd (“Coin”)	Jan -2019	Malta	90%
The9 EV Limited (“The9 EV”)	May-2019	Hong Kong	100%
NBTC Limited (“NBTC”)	June-2019	Hong Kong	100%
FF The9 China Joint Venture Limited (“FF The9”)	September-2019	Hong Kong	50%
Huiling Computer Technology Consulting (Shanghai) Co.Ltd. (“Huiling”)	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. (“Leixian”)	March-2019	PRC	100%
Niulian Technology Ltd. (“Niulian”)	February-2021	PRC	100%
Shanghai Yu You Network Technology Co., Ltd. (“Yuyou”)	December-2016	PRC	100%
Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) (Note 4)	September‑2000	PRC	N/A

Subsidiaries and VIEs of Shanghai IT:

			Legal
	Date of	Place of	Ownership Held
Name of Entity	Registration	Registration	by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July‑2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May‑2015	PRC	60%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June‑2016	PRC	100%
Changsha Quxiang Network Technology Co., Ltd. (“Changsha Quxiang”)	July‑2016	PRC	100%
Silver Express Investments Ltd. (“Silver Express”)	November‑2007	Hong Kong	100%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The unaudited condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 29, 2021.

The condensed consolidated balance sheet as of December 31, 2020 included herein has been derived from the audited consolidated financial statements as of December 31, 2020 but does not include all disclosures required by the U.S. GAAP.

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

<2> Consolidation

The consolidated financial statements include the financial statements of The9 Limited, its subsidiaries and VIEs in which it has a controlling financial interest. A subsidiary is consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. If the Group demonstrates its ability to control a VIE through its rights to all the residual benefits of the VIE and its obligation to fund losses of the VIE, then the VIE is consolidated. All intercompany balances and transactions between The9 Limited, its subsidiaries and VIEs have been eliminated in consolidation.

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5. After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controls a majority of Board of Director seats and has continuously funded to the operation of Red 5, the Group still retained effective control over Red 5 and Red 5 remained as a consolidated entity of the Group as of June 29, 2021. On June 29, 2021, two directors appointed by the Group resigned from Red 5 and the Group confirm will not assign new directors to Red 5 in the future. The Group lose control of Red 5 and no longer consolidate of Red 5 as of June 30, 2021.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television (“GAPPRFT”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). Pursuant to Administrative Measures on Network Publication (the “Network Publication Measures”) jointly issued by GAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology) (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether PRC authorities will deem our VIE structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operations in China. Therefore, the Group believes that its ability to direct those activities of its VIEs that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, share-based compensation expenses, consolidation of VIEs, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of its subsidiaries, The9 Interactive, is the RMB. The functional currency ofThe9 Interactive is the United States dollar ("US$" or "U.S. dollar"), U.S. dollar, and Singapore dollar, respectively. Assets and liabilities of The9 Interactive are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in foreign exchange (loss) gain in the consolidated statements of operations and comprehensive loss.

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2020 and June 30, 2021, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market.

<6> Allowance for doubtful accounts

Starting from January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in Accounting Standards Codification (“ASC”) Topic 326, Credit Losses (“ASC 326”). ASU 2016-13 replaces the existing incurred loss impairment model and introduces an expected loss approach with macroeconomic forecasts referred to as a current expected credit losses (“CECL”) methodology, which will result in more timely recognition of credit losses. There was no significant impact on the consolidated financial statements and related disclosures as a result. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. Allowances for doubtful accounts are charged to general and administrative expenses.

<7> Investments in equity method investee and loan to equity method investee

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

The Group has historically provided financial support to certain equity investees in the form of loans. If the Group’s share of the undistributed losses exceeds the carrying amount of an investment accounted for by the equity method, the Group continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

The Group assesses its equity investments and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash burn rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related fair value and that this decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

<8> Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Shorter of respective lease term or estimated useful life

Computer and equipment	3 to 4 years

Software	5 years

Office furniture and fixtures	3 years

Motor vehicles	5 years

Office buildings	10 to 20 years

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no office buildings as of June 30, 2021.

Management has assessed the basis of depreciation of the Group’s Crypto-currency Machines used to verify digital currency transactions and generate digital currencies and believes they should be depreciated over a 3 year period. The rate at which the Group generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

●	the complexity of the transaction verification process which is driven by the algorithms contained within the bitcoin open source software;
●	the general availability of appropriate computer processing capacity on a global basis (commonly referred to in the industry as hashing capacity which is measured in Petahash units); and
●	technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs i.e. the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

The Group operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. This assessment takes into consideration the availability of historical data and management’s expectations regarding the direction of the industry including potential changes in technology. Management will review this estimate annually and will revise such estimates as and when data comes available.

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

<9> Land use rights, net

Land use rights represents operating lease prepayments to the PRC’s Land Bureau for usage of the parcel of land located at Zhangjiang, Shanghai. Amortization is calculated using the straight-line method over the estimated land use rights period of 44 years.

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no land use rights as of June 30, 2021.

<10> Impairment of long-lived assets

The Group evaluates its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

<11> Revenue recognition

The Group recognizes revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. The Group does not believe that significant management judgments are involved in revenue recognition. Under ASC 606, Revenue from contracts with customers, the core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price to the performance obligations in the contract; and
●	Step 5: Recognize revenue when the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Majority of the Group’s cryptocurrency mining revenues was Bitcoin. The Group generates our Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group are entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration the Group receives is noncash consideration, which the Group measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and we receive confirmation of the consideration, at which time revenue is recognized.

Other than Bitcoins, the Group is also engaged in the mining of Chia and Filecoins. The Group generates Chia and Filecoins mining revenues through provision of computing storage space to the main networks. In exchange for that, The Group is entitled to receive a fractional share of the Chia and Filecoins awards from the main networks.

For Chia mining, the revenue recognition is the same as Bitcoins under ASC 606. The9 recognizes Chia mining revenue at fair value on the date the Group receives Chia awards.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. The Group cooperates with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore in the early stage of the 540 days mining process, the Group does not own any Filecoin. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group does not recognized any Filecoin mining revenue before the Group starts to own the Filecoins being mined. Only when the Group starts to own the Filecoins being mined (after the distribution made to the third party under the agreed distribution schedule), the Group will start to recognize Filecoin mining revenue at fair value on the date the Group receives and own the Filecoin awards.

<12> Convertible notes and warrants

Derivative Liabilities and Beneficial Conversion Feature ("BCF")

The Group evaluates its convertible debt, options, warrants or other contracts, if any, to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with Accounting Standards Codification Topic 815, Accounting for Derivative Instruments and Hedging Activities (“ASC 815”) as well as related interpretations of this standard and Accounting Standards Update 2020-06, which was adopted by the Group effective January 1, 2021. The Group recognizes derivative instruments as either assets or liabilities in the balance sheet and are measured at fair values with gains or losses recognized in earnings. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and are recognized at fair value with changes in fair value recognized as either a gain or loss in earnings. The result of this accounting treatment is that the fair value of the derivative instrument is marked-to-market each balance sheet date and with the change in fair value recognized in the statement of operations as other income or expense.

Upon conversion, exercise or cancellation of a derivative instrument, the instrument is marked to fair value at the date of conversion, exercise or cancellation than that the related fair value is removed from the books. Gains or losses on debt extinguishment are recognized in the statement of operations upon conversion, exercise or cancellation of a derivative instrument after any shares issued in such a transaction are recorded at market value. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Instruments that become a derivative after inception are recognized as a derivative on the date they become a derivative with the offsetting entry recorded in earnings.

The Group determines the fair value of derivative instruments and hybrid instruments, considering all of the rights and obligations of each instrument, based on available market data using the Black-Scholes model, adjusted for the effect of dilution, because it embodies all of the requisite assumptions (including trading volatility, estimated terms, dilution and risk-free rates) necessary to fair value these instruments. For instruments in default with no remaining time to maturity the Group uses a one-year term for their years to maturity estimate unless a sooner conversion date can be estimated or is known. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques (such as Black-Scholes model) are highly volatile and sensitive to changes in the trading market price of our common stock.

ASU 2020-06 changed the accounting for convertible instruments. It requires convertible debt instruments to be accounted for under one of the following three models: embedded derivative, substantial premium, or no proceeds allocated (traditional debt) models. It eliminated the cash conversion and beneficial conversion feature models.

Warrants

The Group account for the warrants issued in connection with equity-linked instrument under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Group classify warrants in its consolidated balance sheet as a liability or equity based on the nature and characteristics of each warrant issued. For those warrants classified as equity, there is no remeasurement to the warrants after initial recognition. For those warrants classified as liability, the proceeds are allocated first to the liability classified warrants at the full fair value then the remaining proceeds allocated to the equity instruments offered. The warrants are initial recognized on its fair value as of issuance date then remeasured at each reporting period and adjusted to fair value. The changes in the fair value of the warrant liability are recorded in the income of the period.

<13> Share-based compensation

The Group has granted share-based compensation awards to certain employees under several equity plans. The Group measures the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. The Group recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, the Group uses graded vesting over the longer of the derived service period or when the performance condition is considered probable. The Company determines the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded by private subsidiaries of the Group, the fair value of shares is estimated based on the equity value of the subsidiary. The Group evaluates the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, the Group adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

The expected term represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatilities are based on historical volatilities of the Company’s ordinary shares. Risk-free interest rate is based on United States government bonds issued with maturity terms similar to the expected term of the stock-based awards.

The Group recognizes compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a one-to-four year vesting period or in the case of market-based awards, over the greater of the vesting period or derived service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Group uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

For stock option modifications, the Group compares the fair value of the original award immediately before and after the modification. For modifications, or probable-to-probable vesting conditions, the incremental fair value of fully vested awards is recognized as expense on the date of the modification, with the incremental fair value of unvested awards recognized ratably over the new service period.

<14> Leases

The Group applied ASC 842, Leases, on January 1, 2019 on a modified retrospective basis and has elected not to recast comparative periods. Right-of-use ("ROU") assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, the Company uses the PBOC's incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Group's lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease expense is immaterial to its consolidated statements of operations, comprehensive loss, and cash flows. The Group has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

<15> Income taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized as income in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. Since February 2021, we started its cryptocurrency mining business in China. Since this is a new industry in China, there is no explicit tax law in China regarding whether such mining revenue is taxable in China, since such revenue is non-cash before the cryptocurrencies are sold for fiat. As of June 30, 2021, we have not sold any cryptocurrency mined for fiat. As such, we believe that it is more-like-than-not such mining revenue is not taxable before sold for fiat upon audit by the relevant tax authority. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

<16> Redeemable noncontrolling interests

Redeemable noncontrolling interests are equity interests of our consolidated subsidiary not attributable to the Group that has redemption features that are not solely within the Group’s control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable noncontrolling interests adjusted for cumulative earnings (loss) allocations.

<17> Noncontrolling interest

A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income loss to be attributed to controlling and noncontrolling interest.

<18> (Loss) income per share

Basic (loss) income per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net (loss) income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method and are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

<19> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2020 and June 30, 2021, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<20> Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The fair value measurement guidance provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.
Level 2inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 inputs include unobservable inputs to the valuation methodology that reflect management’s assumptions about the assumptions that market participants would use in pricing the asset. Management develops these inputs based on the best information available, including their own data.

<21> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, investments, accounts receivable, accounts payable, short-term borrowings, warrants and convertible notes. The carrying value of the Group’s cash and cash equivalents, investments, accounts receivable, accounts payable and short-term borrowings approximate their market values due to the short-term nature of these instruments. Warrants are recorded in the consolidated balance sheets based on fair value.

The Company adopted ASU 2016-13 Financial Instruments—Credit Losses (“ASU 2016-13”) beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group’s adoption of ASU 2016-13 did not have a material impact on the consolidated financial statements.

<22> Recent accounting pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

In August 2020, FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other and Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” which simplifies the accounting for convertible instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost. These changes will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was bifurcated according to previously existing rules. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. The new guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company adopted ASU 2020-06 early effective on January 1, 2021.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, The9 Interactive maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB 6.4566, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2021. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of its VIEs, including Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

Shanghai IT and it’s VIE subsidiaries

There are certain key contractual arrangements between the Group’s subsidiary, Huiling (wholly-owned foreign enterprise, the "WOFE") and each of the VIEs that provide the Group with control over the VIEs. As a result of these contracts, the Group concluded that it is required to consolidate the VIEs pursuant to the guidance in ASC 810.

A summary of these contractual agreements is as follows:

1)	Loan agreement. The WOFE entered into loan agreements with each shareholder of the relevant VIEs. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. These loans have an unspecified term and will remain outstanding for the shorter of the duration of WOFE or that of the VIE, or until such time that the WOFE elects to terminate the agreement (which is at the WOFE’s sole discretion), at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WOFE’s prior written request.
2)	Equity pledge agreement. The shareholders of the VIEs entered into equity pledge agreements with the WOFE. Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIEs, if any, will be deposited in an escrow account over which the WOFE has exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIEs. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.

3)	Call option agreement. The VIEs and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIEs grant the WOFE an irrevocable and exclusive option to purchase the shares of VIEs at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by the WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither the VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity or other legal rights without the prior written approval of the WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIEs subject to applicable PRC laws.
4)	Shareholder voting proxy agreement. Each of the VIE’s shareholders executed an irrevocable power of proxy to appoint the WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIEs. The power of proxy is irrevocable and may only be terminated at the discretion of the WOFE.
5)	Exclusive technical service agreement. Under the exclusive technical service agreement, the VIEs agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIEs. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. The determination of service fees, however, is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights the WOFE maintains over the VIEs, through the terms of the other agreements noted above, the Group is able to unilaterally renew, extend or amend the service agreements at its discretion.

The Group shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and
b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In determining that the Group has "the power to direct the activities of the VIE that most significantly impact the VIEs’ economic performance", the Group looked to the specific provisions of the call option agreement and shareholder voting proxy agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIEs, and as such, the Group’s management concluded that the WOFE has the requisite power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. In assessing the Group’s obligation to absorb losses, the Group notes that it has funded through the loan agreements all of the entities’ share capital and also provides financial support as necessary to the entities through intercompany transactions. The Group’s rights to receive economic benefits that are significant to the VIEs are embodied firstly in the equity pledge agreements that secure the equity owners’ obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the exclusive technical service agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIEs on behalf of the Group.

In conclusion, because the Group, through its wholly owned subsidiary Huiling, has (1) the power to direct the activities of the VIEs that most significantly affect the VIE’s economic performance, and (2) the right to receive benefits from the VIEs that could potentially be significant to the VIEs, the Group has been deemed to be the primary beneficiary of the VIEs and has consolidated the VIEs since the date of execution of such agreements.

Shareholders of the VIEs may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Group. As a result, the Group may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Groups business operations and adversely affect the Group’s ability to control the VIEs. As most of the shareholders of the VIEs are directors, officers, shareholders or employees of the Group, management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses to operate online games in the PRC. The9 Limited is incorporated in the Cayman Islands and is considered a foreign entity under PRC laws. Due to restrictions on foreign ownership of companies that provide online games, the Group has entered into contractual arrangements with Shanghai IT to conduct its online games business through its VIEs in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business in China. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, The9 Limited in substance controls Shanghai IT. The Group believes that its current ownership structures and contractual arrangements with Shanghai IT and its equity owners, as well as its operations, are in compliance with all existing PRC laws and regulations. There may, however, be changes and other developments in the PRC laws and regulations or their interpretation. Specifically, following the recent promulgation of the GAPPRFT Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way for foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly.

If the Group is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Group to undergo a costly and disruptive restructuring, such as forcing The9 Limited to transfer its equity interest in the VIEs to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Group to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Group may lose the ability to consolidate and reflect in its financial statements the financial position, and results of operation of the VIEs. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group, the WOFEs or VIEs.

The aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

●	The VIEs or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources, or otherwise restrict the VIEs or the Group’s ability to conduct business.
●	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.
●	The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.
●	It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from The9 Limited to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. The VIEs are domestic PRC enterprises owned by nominee shareholders, thus the Group is not likely to finance activities of the VIEs by means of direct capital contributions.

●	Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
			(Note 3)
Total assets	10,357,329	54,587,319	8,454,499
Total liabilities	313,608,879	256,086,494	39,662,747

	Six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Net revenues	465,726	3,725,390	576,989
Net loss	(31,563,605)	(5,246,358)	(812,557)

●	The VIEs contributed an aggregate of 100% and 3% of the consolidated net revenues for the six months ended June 30, 2020 and 2021, respectively. As of December 31, 2020 and June 30, 2021 the VIEs accounted for an aggregate of 57.8% and 4.2%, respectively, of the consolidated total assets, and 57.8% and 56.9%, respectively, of the consolidated total liabilities.
●	The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.
●	Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends.

5. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Employee advances	2,292,700	239,382	37,076
Prepayments and deposits	1,551,118	152,722,234	23,653,662
Input VAT recoverable	1,780,484	11,737,005	1,817,831
Others	4,231,165	2,087,664	323,337

	9,855,467	166,786,285	25,831,906

In March to June 2021, the Group purchased servers for the cryptocurrency business and prepaid a total of RMB154.6 million (US$23.9 million).

In May and June 2021, the Group purchased a batch of office equipment with advance payment of RMB0.3 million (US$0.04 million), which is included in advance to suppliers in the accompanying condensed consolidated balance sheets. After the reporting date, the Group has received the office equipment and the advance payment has been reclassified to fixed assets subsequent to June 30, 2021.

6. INVESTMENTS

The Group’s investments comprise the following:

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
			( Note 3)
Investments accounted for under equity method:
Nanyang Herbs Pte. Ltd. ("Nanyang Herbs") <1>	—	—	—
Investments accounted for under cost method:
Skychain Technologies Inc. ("Skychain") <2>	—	21,286,030	3,296,786
Dragonfly Ventures II, L.P. ("Dragonfly") <3>	—	13,706,039	2,122,795

Total	—	34,992,069	5,419,581

<1> Nanyang Herbs

In February 2020, the Group entrusted a nominee to hold trust shares of 50% in Nanyang Herbs and the nominee is to exercise rights in accordance with the instruction of the Group. In February 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. The Group has invested an amount of RMB3.3 million (US$0.5 million) to Nanyang Herbs in 2020 and amount of RMB3.3 million (US$0.5 million) in 2021. Because of the uncertainty of medical research projects, the Group incurred loss of RMB 3.3 million (US$0.5 million) for the year ended December 31, 2020. Also, the Group incurred another loss of RMB 3.3 million (US $0.5 million) for the six months ended June 30, 2021.

<2> Skychain

In May 2021, the Group entered into an investment agreement with Skychain Technologies Inc. ("Skychain"), which aims to develop the crypto currency business in Canada. The Group invested RMB21.3 million (US$3.3 million) in Skychain.

<3> Dragonfly

In March 2021, the Group entered into an investment agreement with Dragonfly Ventures II, L.P. (“Dragonfly”). The Group invested RMB13.7 million (US$2.1 million) in Dragonfly.

In total, the Group recorded impairment charges relating to its investments in equity and other of RMB19.2 million and RMB5.3million (US$0.8 million), which including Nanyang Herbs impairment charges for RMB 3.3 million and NFT investment impairment for RMB 2 million for the year ended December 31, 2020 and for the six months ended June 30, 2021, respectively.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	June 31,	June 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Computers and equipment	4,989,121	194,615,513	30,142,105
Office furniture and fixtures	1,720,139	1,079,337	167,168
Motor vehicles	4,376,821	3,858,028	597,532
Software	10,511,865	10,511,865	1,628,080
Less: accumulated depreciation and amortization	(20,620,844)	(35,931,718)	(5,565,114)
Net book value	977,102	174,133,025	26,969,771

Depreciation and amortization charges for the six months ended June 30, 2020 and 2021 amounting to RMB0.3 million and RMB16.2 million (US$2.5 million), respectively. The Group has recorded a gain on disposal of property, equipment and software amounting to RMB0.01 million, as other income, net for the six months ended June 30,2020. The Group has recorded a loss on disposal of property, equipment and software amounting to RMB0.2 million, as other expense, net for the six months ended June 30, 2021.

8. INTANGIBLE ASSETS- CRYPTOCURRENCIES

The Group’s intangible assets - cryptocurrencies comprise the following:

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
			( Note 3)
Bitcoins (BTC) <1>	—	123,271,122	19,092,266
Chia (XCH) <2>	—	192,894	29,876
Tether (USDT) <3>	—	9,868,419	1,528,423
Less: Impairment of cryptocurrencies	—	(46,463,746)	(7,196,318)

Total	—	86,868,689	13,454,247

<1> Bitcoins (BTC)

Since February 2021, the Group has generated Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group is entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration received is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and the Group received the consideration, at which time revenue and intangible assets are recognized. As of June 30, 2021, the Group owned 376 Bitcoins.

To ensure the safety of the Group’s Bitcoins, The Group keeps 200 of its Bitocoins in Coinbase Custody and the remaining in the Group’s Bitcoin electronic wallet. The wallet was designated to have a dedicated multi-signature system. More than half of the signatories’ approval is required for transferring Bitcoins out from the wallet. Six management level employees of The9 were assigned as the signatories. Each signatory holds an electronic private key, or password. In order to ensure the password will not be forgotten or lost by the signatory, each password was kept in a safe box at a bank. The safe boxes were opened under the names of two wholly-owned subsidiaries of the Company.

<2> Chia (XCH)

Since June 2021, the Group also started the mining of Chia. The Group generates Chia mining revenues through provision of computing storage space to the main networks. In exchange for that, the Group is entitled to receive a fractional share of the Chia awards from the main networks. The Group recognizes Chia mining revenue and the intangible assets at fair value on the date the Group received the Chia awards. As of June 30, 2021, the Group owned 107 Chia.

<3> Tether (USDT)

Tether is a stablecoin because it was originally designed to always be worth US$1. Since the Group turned the business focus to blockchain industry, from time to time the Group needs to make certain payments in USDT. Therefore the Group uses US$ to purchase USDT from time to time. As of June 30, 2021, the Group owned 1,527,595 USDT.

Among these intangible assets, as of June 30, 2021, the Group had pledged 110 Bitcoins and 1,500,000 USDT to a third party company for the cooperation on Filecoin mining. Since March 2021, the Group started the mining of Filecoin. Unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will reward the miners by Filecoin awards. As such, the Group cooperated with a third party company where the Group contributes mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Group pledged 110 Bitcoins and 1,500,000 USDT to the third party as security to ensure the third party can receive Filecoins being mined according to the agreed distribution schedule. As of June 30, 2021, all the Filecoins being mined were distributed to the third party according to the agreed distribution schedule and the Group did not own Filecoin as of June 30, 2021. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group had not recognized any Filecoin mining revenue yet as of June 30, 2021. When the Group starts to own the Filecoins being mined, the Group will start to recognize Filecoin mining revenue and the intangible assets at fair value on the date the Group receives and owns the Filecoin awards. Based on the agreed mining distribution schedule with the third party company, 40 Bitcoins and 1,500,000 USDT were release from the pledge in September 2021 and only 70 Bitcoins were still under pledge.

The useful life of a digital asset is indefinite, thus it shall not be amortized but should be tested for impairment on annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value at any time subsequent to its acquisition and will require us to recognize an impairment charge. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

9. LEASES

The Group has operating leases primarily for office space, parking lots and warehouse after relocation of their principal office since August 2019. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at commencement date, to determine the present value of lease payments. The incremental borrowing rates approximate the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and excludes lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Operating lease costs are recognized on a straight-line basis over the lease term. The prepaid rental expense recorded in operating lease right-of-use assets amounting to nil as of June 30, 2021.

The items related to operating lease in the consolidated balance sheets are summarized below:

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
			(Note 3)
Operating lease right-of-use assets	5,149,090	3,830,932	593,336
Operating lease liabilities-current portion	3,787,210	4,483,227	694,363
Operating lease liabilities-non-current portion	2,464,495	—	—

Lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is summarized as follows:

	Classification in Consolidated
	Statements of Operations
	and Comprehensive (Loss) Gain	December 31, 2020	June 30, 2021	June 30, 2021
		RMB	RMB	US$
				(Note 3)
Operating lease cost	Operating expenses	3,539,374	1,791,351	277,445
Cost of other leases with terms less than one year	Operating expenses	67,281	—	—
Total		3,606,655	1,791,351	277,445

Maturities of operating lease liabilities are as follows:

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
			(Note 3)
Due within one year	3,995,768	4,617,814	715,208
Due in the second year	2,502,839	—	—
Due in the third year	—	—	—
Total lease payments	6,498,607	4,617,814	715,208
Less: imputed interest	(246,902)	(134,587)	(20,845)
Total	6,251,705	4,483,227	694,363

As of June 30, 2021, the Group does not have significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
			(Note 3)
Right of use assets obtained in exchange of lease obligations	2,842,464	244,786	37,913

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Funds raised for CrossFire New Mobile Game	56,311,274	50,836,950	7,873,641
Professional services	9,866,284	2,231,737	345,652
Agency commission fees payable	6,397,096	6,397,096	990,784
Staff cost related payables	3,842,856	4,834,468	748,764
Office expenses	1,920,735	233,119	36,106
Product development services	848,237	—	—
Others	4,384,391	2,173,096	336,569
Total	83,570,873	66,706,466	10,331,516

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2020, the Group had raised RMB57.5 million (US$8.8 million). The Group does not plan to finance the remaining RMB100.0 million (US$15.3 million) from the planned fundraising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018.

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against the Group to recover RMB57.5 million (US$8.8 million) of principal and RMB4.6 million (US$0.7 million) of interest that the Group has previously raised to finance the early phase development of CrossFire New Mobile Game. In October 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of June 30, 2021, Inner Mongolia Culture Assets and Equity Exchange did not appeal against the sentence of the court in the period granted and no further claim filed by Inner Mongolia Culture Assets and Equity Exchange against the Group

11. Refund of WoW game points

As a result of the loss of the World of Warcraft (“WoW”) license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as refund of game points. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million (US$30.7 million).

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.0 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel, has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (approximately US$26.3 million) as of both December 31, 2020 and June 30, 2021.

12. CONVERTIBLE NOTES

On February 2, 2021 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $5,000,000 of convertible notes due February 2, 2022 (the “February Note”) and sold 50,000 American Depositary Shares (“ADSs”) at $18.5 per share, having a fair value of $0.9 million. The Group also issued as collateral 10 million ordinary common shares (each ADSs share is worth 30 Class A ordinary shares). The collateral Class A ordinary shares subject to redemption at $0.0001 per share if not utilized to settle the outstanding convertible debenture.

The Group issued a convertible promissory note on February 2, 2021 at $5 million that mature on February 2, 2022 and accrued interest at 6.00% per annum. In connection with the promissory note, the Group issued 50,000 ADSs. The note is convertible into ADSs at a conversion price of $14 per share. The Group evaluated the potential embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the February Note. The conversion feature of the February Note was deemed clearly and closely related to the February Note and accordingly was not bifurcated as a standalone derivative. Upon issuance of the February Note, the Group allocated the proceeds received to the February Note and ADSs on a relative fair value basis. As a result of such allocation, the Group determined the initial carrying value of the February Note to be $1.7 million. The Group recorded the relative fair value of the ADSs as a debt discount of $0.6 million and amortized the discount over the life of the note (12 months). Amortization of debt discount for the six months ended June 30, 2021 was $0.7 million and is recorded as interest expense on the statement of operations for the six months ended June 30, 2021.

On March 17, 2021 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $20,000,000 of convertible note due March 17, 2022 (the “March Note”) and was required to issue ADSs, having a fair value of $2,444,444 as commitment shares value.

The Group issued a convertible promissory note on March 17, 2021 at $20 million that matures on March 17, 2022 and accrued interest at 6.00% per annum. The Group also was required to issue ADSs having a fair value of $2,444,444 as commitment shares value, subsequent to the Group having an effective registration statement for the underlying shares or on September 17, 2021. The Group issued 3,277,050 shares on May 6, 2021 having a fair value of $2,444,444. The March Note is convertible into shares of ADSs at the lower of the conversion price of 90% of the average 5 day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice. The February Note and March Note have anti-dilution protection in the event of certain stock splits.

The Group allocated

Interest on the February and March Notes is payable in cash or in-kind semi-annually. Under certain circumstances, interest on the Notes will be payable in cash at the election of the holder if such payments are permitted under the Notes Agreement. The indenture governing the February and March Notes contains customary events of default. No event of default existed as of June 30, 2021.

The Group evaluated the embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the March Note. The conversion feature of the March Note was not deemed clearly and closely related to the March Note and was bifurcated as a standalone derivative. The Group recorded this embedded derivative liability as a current liability on its condensed consolidated balance sheets with a corresponding debt discount, which is netted against the principal amount of the 6.0% Notes. The Group is accreting the debt discount associated with the March Note and ADSs to interest expense over the term of the agreement using the effective interest rate method. The fair value of the conversion option related to the March 2021 Note was calculated using the Black-Scholes option pricing model, using the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 202.7% to 205.94%, (3) weighted average risk-free interest rate of 0.7%, (4) expected life of 0.71 to 1 year, and (5) estimated fair value of the Group’s ADSs of $9.25 to $42.44 per share.

The following table provides a summary of the changes in convertible debt, net of unamortized discount, during 2021:

	2021
Balance at January 1,	RMB	—
Issuance of convertible debt, face value		162,151,500
Debt discount from issuance/sale of ADS shares		(10,823,430)
Debt discount from derivative liability (embedded conversion option)		(129,956,000)
Deferred financing fees		(194,169)
Repayment of convertible debt		(—)
Conversion of convertible debt into ordinary shares		(—)
Amortization of debt discount		41,864,254
Convertible debt, net at June 30,	RMB	63,042,155

As of June 30, 2021 and December 31, 2020, the Group had the following convertible notes outstanding:

	June 30, 2021				December 31, 2020
			Accrued				Accrued
	Principal		Interest		Principal		Interest
February 2021 $5,000,000 Notes convertible into ADS common stock at $14.00 per share, 6% interest, due February 2022	RMB	32,195,500	RMB	787,474	RMB	—		—
March 2021 $20,000,000 Notes convertible into ADS common stock, 6% interest, due March 2022		129,956,000		2,243,076		—		—
Penalties on notes in default		—		—		—		—
Total Convertible Notes Payable, Net	RMB	162,151,500	RMB	3,030,550	RMB	—	RMB	—
Less: Debt Discount		(99,109,345)		—		—		—
	RMB	63,042,155	RMB	3,030,550	RMB	—	RMB	—

Amortization of debt discount and interest expense for the six months ended June 30, 2021 and 2020 on the convertible notes payable amounted to RMB 44.9 million (US$ 6.9 million) and nil, respectively.

13. WARRANTS

In January 2021, the Group entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the purchase agreement, the Group issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per share and 207,891,840 warrants in aggregate, to the Investors in February 2021. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$124 million.

In April 2021, the Group completed an underwritten offering with Maxim Group LLC. In this transaction, The Group issued 112,953,000 Class A ordinary shares, or 3,765,100 American Depositary Shares (“ADSs”) and warrants to purchase 2,823,825 ADSs. The offering price of each ADS and accompanying 0.75 of an ADS warrant is $33.20. Each warrant has an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. In addition, the underwriter Maxim Group LLC also subscribed the over-allotment for an additional 16,942,800 Class A ordinary shares, or 564,760 ADSs and warrants to purchase 423,570 ADSs at the same price. The over-allotment warrants also have an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$96 million.

14. DUAL-CLASS ORDINARY SHARES STRUCTURE

On May 6, 2019, an extraordinary general meeting was held to adjust the authorized share capital and to adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of the Group. Each Class B ordinary share is entitled to fifty (50) votes per share on all matters subject to vote at general meetings of the Group. Class A ordinary shares and Class B ordinary shares were split from the ordinary shares issued at the time of change. No new shares were issued. Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of June 30, 2021, there were 580,596,665 ordinary shares issued and outstanding, being the sum of 566,989,331 Class A ordinary shares and 13,607,334 Class B ordinary shares.

15. SHARE-BASED COMPENSATION

Restricted Ordinary Shares

On September 4, 2018, the Group granted an aggregate amount of 30,000,000 restricted ordinary shares to directors, officers and consultants. In exchange for such restricted ordinary shares granted, the Group forfeited and canceled the stock options in the total amount of 6,200,000 shares previously granted on January 24, 2018. Half of each individual’s shares will only vest if the Group meets certain target on non-GAAP profit before tax in 2019. If the Group fails to achieve this target, such half of each individual’s shares will be forfeited and canceled. The remaining half of each individual’s shares is subjected to a half year lock-up period. After the half year lock-up period, such remaining shares shall become vested in 36 successive equal monthly installments upon grantees’ completion of each month of service to the Group measured from the last day of each month after the vesting commencement date.

On January 21, 2019, the Group forfeited and canceled an aggregate amount of 15,000,000 restricted ordinary shares with the vesting condition that the Group meets certain target on non-GAAP profit before tax in 2019 previously granted on September 4, 2018. The vesting conditions of the remaining 15,000,000 ordinary shares are subjected to a half year lock-up period. After the half year lock-up period, such remaining shares shall become vested in 24 successive equal monthly installments instead of 36 installments upon grantees’ completion of each month of service to the Group measured from the last day of each month after the Vesting Commencement Date dated on March 5, 2019.

On February 14, 2021, the Group granted an aggregate amount of 33,090,000 restricted ordinary shares to directors, officers and consultants. Half of each individual’s shares will only vest if the Group meets certain target on the market Capitalization reach be US$400 million or higher, for any ten consecutive Trading Days. The remaining half of each individual’s shares will only vest if the Group meets certain target on the market Capitalization reach be US$500 million or higher, for any ten consecutive Trading Days. If the Group fails to achieve this target, such half of each individual’s shares will be forfeited and canceled. All the shares shall become vested in 24 successive equal monthly installments upon grantees’ completion of each month of service to the Group measured from the last day of each month after the vesting commencement date.

16. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in the PRC. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, the Group entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million (US$0.2 million) and all outstanding balances have been offset.

The borrowing lent to Big Data of nil and RMB1.0 million (US$0.15 million) as of December 31, 2020 and June 30, 2021, respectively. Total amount due from Big Data was RMB0.1 million (US$0.02 million) and RMB1.1 million (US$0.18 million) as of December 31, 2020 and June 30, 2021, respectively.

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of nil and nil to the Group in 2020 and during the six months ended June 30, 2021, respectively. The Group has repaid a total of RMB42.5 million (US$6.5 million) and RMB9.8 million (US$1.5 million) as of December 31, 2020 and June 30, 2021, respectively. The loans were interest-free and the outstanding balance of RMB20.6 million (US$3.2 million) and RMB10.7 million (US$1.7 million) remained as of December 31, 2020 and June 30, 2021, respectively.

In May 2019, the issued and outstanding ordinary shares then held by Incsight, which is wholly owned by Mr. Jun Zhu, and the issued and outstanding ordinary shares then held by Mr. Jun Zhu himself, were re-designated and re-classified as Class B ordinary shares. All other ordinary shares then issued and outstanding were re-designated and re-classified as Class A ordinary shares. On the same date, the Company amended and restated then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted the Second Amended and Restated Memorandum and Articles of Association which reflect, among other things, the changes to the capital structure of the Company. As a result of such changes, Mr. Jun Zhu holds the majority of the Company’s outstanding voting power and the Company became a “controlled company” as defined under Nasdaq Stock Market Rules.

17. LOSS PER SHARE

Loss per share is calculated as follows:

	For the six months	For the six months	For the six months
	ended June 30,	ended June 30,	ended June 30,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Numerator:

Net loss attributable to ordinary shareholders before change in redeemable noncontrolling interest	362,696,339	(120,550,369)	(18,670,875)
Change in redeemable noncontrolling interest	(738,246)	—	—
Net loss attributable to ordinary shareholders	361,958,093	(120,550,369)	(18,670,875)

Denominator:

Denominator for basic and diluted loss per share – weighted-average shares outstanding	115,876,017	337,171,164	337,171,164

Loss per share
- Basic and diluted	3.12	(0.37)	(0.06)

The Company had 4,200,645 and 423,574 stock options, warrants and non-vested shares outstanding as of December 31, 2020 and June 30, 2021, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

18. DECONSOLIATION OF SUBSIDIARIES

In April 2010, the Group acquired a controlling interest in Red 5 Studios, Inc. (“Red 5”), an online game development studio based in the U.S. Thereafter till 2016, the Group and Red 5 entered into several equity transactions with several third party investors and the Group’s equity holding to approximately 35%. Nevertheless, the Group retained the control of the Board of Red 5 at that time. The performance of Red 5 was under expectation afterwards and has become an inactive company. In June 2021, the two directors of Red 5 appointed by the Group resigned from Red 5 and the Group issued a letter of renunciation to Red 5 confirming the Group hadrenounced its right of business control of Red5 and confirmed the Group will not assign any new director to Red 5 in the future. Accordingly, the Group lost control of Red 5 and no longer consolidated of Red 5 as of June 30, 2021. The Group recognized a net gain on deconsolidation of subsidiaries amounted to RMB 9.5 million (US$1.5 million) for the six months ended June 30, 2021.

a.  Consideration received

The Company did not receive any consideration in the deconsolidation of Red5 Studio Inc.

b.  Analysis of assets and liabilities over which the Company lost control

	June 30,2021
Current assets
Cash and cash equivalents	RMB	7,581
Others		136,483
Current liabilities
Account payable		(34,501,797)
Advances from customers		(22,201,833)
Accrued expense		(3,206,952)
Others		(465,115)
Net liabilities deconsolidated		(60,231,633)

c.  Gain on deconsolidation of subsidiary

Six months Ended
June 30,2021
Fair value of consideration received	—
Fair value of retained investment	—
Carrying amount of Red5’s net liabilities deconsolidated	60,231,633
Less: Carrying amount of noncontrolling interest	(47,945,622)
Gain on deconsolidated of subsidiary	12,286,011

19. COMMITMENTS AND CONTINGENCIES

18.1 Other operating commitments

In March 2021, the Group signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Group will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. The Group has made installment payments of US$19.0 million as of June 30, 2021.

In October 2016, the Group raised RMB57.5 million (US$8.8 million) for the development of CrossFire New Mobile Game. Under this fundraising arrangement, the Group will share certain percentages of revenues from CrossFire New Mobile Game to investors providing funding to the Group. The Group is obligated to pay an amount of US$2.0 million within 30 days after commercial launch date of the game to Smilegate as minimum guarantee for royalty. In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT based on the cooperation agreement entered in September 2016. Inner Mongolia Culture Assets and Equity Exchange claims to request a refund of RMB57.5 million (US$8.8 million) which the Group has previously raised to finance the early phase development of CrossFire New Mobile Game and the interest compensation on the fund raised amounting to RMB4.6 million (US$0.7 million). In October 20, 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of June 30, 2021, Inner Mongolia Culture Assets and Equity Exchange did not appeal against the sentence of the court in the period granted and no further claim filed by Inner Mongolia Culture Assets and Equity Exchange against the Group.

In June 2017, Shanghai IT entered into an investment agreement with the shareholders of Beijing Ti Knight where Shanghai IT will invest a total of RMB9.0 million (US$1.4 million) in Beijing Ti Knight. As of December 31, 2020, Shanghai IT has invested RMB4.9 million (US$0.8 million) and has a remaining capital contribution commitment amounting to RMB4.1 million (US$0.6 million). Shanghai IT’s purchase commitment amounting to RMB6.8 million (US$1.0 million) for the outsourcing development agreement entered on October 9, 2016 with Beijing Ti Knight will be waived if Shanghai IT’s accumulated investment in Beijing Ti Knight is more than RMB6.0 million (US$0.9 million). Hence, as of December 31, 2020, the Group has both a capital commitment and a purchase commitment amounting to RMB4.1 million (US$0.6 million) and RMB6.8 million (US$1.0 million), respectively, but the purchase commitment will be waived under the condition that accumulated investment in Beijing Ti Knight by Shanghai IT is more than RMB6.0 million (US$0.9 million). As of June 30, 2021, the agreements have not been terminated.

In September 2020, the Group entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in mainland China. Pursuant to the master cooperation and publishing agreement and amendment agreement entered in December 2020, the Group obtained exclusive licenses of several games developed by Voodoo. Voodoo granted the Group an exclusive, sub-licensable license to test, perform, market, promote, distribute, reproduce, modify, support and/or otherwise use or exploit such games directly or through authorized contractors in mainland China for a maximum period of three years, commencing upon the upload and distribution of the underlying games on any platform. In consideration for the exclusive license granted to the Group and as a minimum guarantee payment, the Group paid an upfront payment of US$3.0 million in September 2020. Subject to satisfaction of certain game development conditions at the sole discretion of the Group, the Group is to pay an additional US$10.0 million to Voodoo. Since the Group has turned the business focus to blockchain business, as of June 30, 2021, the game development relating to this agreement has been pending.

18.2 Contingencies

In August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor, Oriental Pearl. Due to the stock exchange transaction with L&A in 2016, a 37% share of the SBPS was owned by L&A as of December 31, 2019. Per Articles of Association of Red 5, major holders of SBPS, at any time on or after April 1, 2017 (the “Redemption Election”), can require Red 5 to redeem all, but not less than all, of the outstanding shares of SBPS, as applicable, in three equal annual installments. New Star, a wholly owned subsidiary of the Group, owns 39,766,589 Series A redeemable convertible preferred shares which have similar terms with the Series B redeemable convertible preferred shares. The redemption value of SBPS was US$16.5 million for the first installment, US$18.1 million for the second installment and US$19.9 million for the third installment. Since Red 5 is in a net liability position, the Group does not believe the preferred shareholders will request such redemption. As of the issuance date of these consolidated financial statements, there was no such preferred shareholder requiring Red 5 to redeem the preferred shares. In June 2021, the two directors of Red 5 assigned by New Star tendered their resignation as the directors of Red 5. Also, New Star submitted a letter of renunciation to Red 5 to confirm that New Star will not assign new directors to Red 5 in the future and renounce its right of business control of Red 5. The Group deconsolidated Red 5 from the Group in June 2021 accordingly.

Due to the Group’s failure to repay the convertible notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting the Group from disposing its assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against the Group. The Group entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against the Group had been discharged. As of June 30, 2021, the arbitration proceeding has not been terminated. The hearing of the arbitration proceeding is still in progress as of the date of this report.

20. SUBSEQUENT EVENTS

In July 2021, the Group announced that it has signed a cryptocurrency mining hosting agreement with Russian company BitRiver. According to the agreement between the two parties, BitRiver will reserve 15MW of electric capacity for The Group's Bitcoin mining machine deployment. The initial term of the agreement is 2 years. After the expiration, both parties have the right to automatically extend their cooperation for an additional one year, unless either party decides not to do so.

In August 2021, the Group and Kazakhstan enterprise KazDigital Ltd (hereinafter referred to as "KazDigital") have signed a non-binding term sheet (the "Term Sheet") regarding the establishment of a joint venture company in Kazakhstan to build a cryptocurrency mining site with a capacity of 100MW. It will be used to deploy the Group's mining machines and potentially other third-parties' mining machines.According to the Term Sheet, both parties will invest their own assets to establish the joint venture. KazDigital will invest assets related to construction and infrastructure of the mining site into the joint venture, and the Group will invest cash or mining machines in the joint venture. The assets invested by both parties will be evaluated by a third-party impartial institution in order to confirm their fair value and ensure that both parties invest equivalent assets. Both parties are bound by 6 months exclusivity period regarding development of similar cooperation in Kazakhstan, however this does not include the right of the Group to seek other mining sites in Kazakhstan for hosting and co-location of its mining machines. Both parties will carry out due diligence process within two months after signing of the Term Sheet.

In August 2021, the Group and a Kazakhstan company LGHSTR Ltd. ("LGHSTR") have signed a non-binding investment memorandum to establish a joint venture in Kazakhstan. According to the investment memorandum, the Group will own 51% of the joint venture respectively and control the board of directors of the joint venture. The joint venture plans to invest and build cryptocurrency mining sites with a total capacity of 200MW within two years. The first batch of hash power has been restored in Kazakhstan in early August this year and has been operating stably. The Group plan to restore all our original hash power and add new hash power before the end of 2021.

In August 2021, the Group announced to step into the Non-Fungible Token ("NFT") business. The Group will launch a NFT trading and community platform NFTSTAR (www.nftstar.com), which is expected to be officially launched in the fourth quarter of this year, while user pre-registration incentive program is now starting. NFTSTAR is a NFT trading and community platform that provides users with purchase, trade, and interactive activities. NFTSTAR Community will feature stars from various fields, including but not limited to sports, entertainment, art, and other industries celebrities. NFTSTAR will feature NFT collections created by global stars licensed IPs. Users can purchase different tiers of blind boxes and own stars' limited NFT collections. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on the platform, or through trading on NFTSTAR's marketplace. NFTSTAR will accept general payment methods such as credit cards to make it easy for mainstream consumers to participate. The Group also announced that Mr. Gagan Palrecha, the former Dapper Labs VP Operations, will join NFTSTAR as the Chief Operation Officer (COO). Mr. Palrecha will be responsible for business development, fostering partnerships with celebrities and strategic partners, product strategy, and business operations. Mr. Palrecha will also establish an operation team in North America.